FILE No. 44877.107865

March 17, 2017

FILED VIA EDGAR CORRESPONDENCE

Ms. Lori Abbott

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Amendment No. 1 to CUI Global, Inc. Form S-3

File No. 333-216672

Dear Ms. Abbott:

CUI Global, Inc. (“Registrant”) is filing Amendment No. 1 to Form S-3 on March 17, 2017, originally filed on March 14, 2017 in response to the telephonic comments I received from you this morning.

The Registrant received two comments. In response to those comments, please be advised as follows:

•	Comment No. 1. The fee table has been revised to eliminate the $100,000,000 number in the common stock line, elimination of the number of shares, and clarification in footnote 3 that the aggregate offering amount of $100,000,000 includes the $30,000,000 being registered as part of the at the market prospectus supplement.

•	Comment No. 2. The signature page to the Registration Statement has been revised to include the Chief Executive Officer and Chief Financial Officer signatures and appropriate titles below the signature of the officer authorizing the filing.

I trust that these changes are in accord with your comments. The Registrant appreciates the staff’s prompt response to this filing. Please feel free to call me at (727) 461-1818 once you have reviewed these changes.

Sincerely,

JOHNSON, POPE, BOKOR, RUPPEL,

& BURNS, LLP

By: /s/ Michael T. Cronin

Michael T. Cronin

MTC/ej/3942841v1